J:COM

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

October 3, 2005

05011726

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law

   Semi-Annual Securities Report dated September 26, 2005. (in Japanese).

2. Enclosed herewith please find the copy of the following press releases in English:

(a) J:COM ASSIGNS PRESIDENT OF ODAKYU CABLE VISION (October 3,2005)

(b) J:COM TO ACQUIRE ALL SHARES OF ODAKYU CABLE VISION (September 20,2005)

(c) J:COM TV DIGITAL BEGINS OFFERING INTERAC TV TRIAL IN KANSAI (September 16, 2005)

(d) J:COM ON DEMAND TO BOOST CONTENT OFFERINGS WITH JAPAN'S FIRST NEWS ON DEMAND(September 21, 2005)

dlw 10/18

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
IR Officer
IR Office & Treasury Dept.

J:COM

FOR IMMEDIATE RELEASE
October 3, 2005
For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

J:COM ASSIGNS PRESIDENT OF ODAKYU CABLE VISION

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has assigned Kanji Kotake to the position of President of Odakyu Telecommunication Services Co., Ltd. ("Odakyu Cable Vision") within the J:COM group. The appointment is effective September 30, 2005, simultaneously with J:COM's completed purchase of all of the shares of Odakyu Cable Vision.

Kanji Kotake

New: President, Odakyu Telecommunication Services Co., Ltd. ("Odakyu Cable Vision")

Previous: VP, Engineering and Technical Operation Dept., Jupiter Telecommunications Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

Jupiter Telecommunications Co., Ltd.
(Code No. 4817 JASDAQ)

September 20, 2005
FOR IMMEDIATE RELEASE

J:COM TO ACQUIRE ALL SHARES OF ODAKYU CABLE VISION

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM) announced today that it will purchase all of the shares of Odakyu Telecommunication Services Co., Ltd. ("Odakyu Cable Vision") from Odakyu Electric Railway Co., Ltd. on September 30, 2005.

As a pillar of its growth strategy, J:COM has been actively pursuing the investment in cable television operators, and the acquisition of all of the shares of Odakyu Cable Vision, which operates its cable television business in the areas served by Odakyu Electric Railway Co., Ltd., is part of such strategy. Because Odakyu Cable Vision provides cable television services in Tokyo's Setagaya ward as well as in the cities of Machida, Kawasaki and Yokohama, J:COM expects a synergistic effect with its business in these and in adjacent areas.

J:COM is Japan's largest multiple system operator based on the number of subscribing customers, providing approximately 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions with cable TV, high-speed Internet and telephone services. The addition of Odakyu Cable Vision will bring the total number of homes passed to approximately 7.4 million within the company's service areas. Moving forward, J:COM is committed to applying its accumulated technological capabilities and community-based approach and to providing the customers of Odakyu Cable Vision with even better services. For the time being, the Odakyu Cable Vision name will remain unchanged, with no immediate changes in services.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator

based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix

1. Purpose of Share Acquisition

As part of its growth strategy, Jupiter Telecommunications Co., Ltd. (J:COM) will acquire all of the shares of Odakyu Telecommunication Services Co., Ltd. (Odakyu Cable Vision), which operates its cable television business in the areas served by Odakyu Electric Railway Co., Ltd., and intends to make Odakyu Cable Vision a member of the J:COM Group.

The acquisition will allow J:COM to offer its services to customers in Odakyu Cable Vision's service areas, which will enable J:COM to both strive to increase customer satisfaction as well as further expand its business operations through an increase in subscribers.

2. Company Profile

(1) Company name: Odakyu Telecommunication Services Co., Ltd.

(2) Business operations: cable television and radio broadcasting, as well as telecommunications using cable television facilities, etc.

(3) Established: October 1, 1983

(4) Headquarters: 2-28-12 Yoyogi, Shibuya-ku, Tokyo

(5) Representative: Director/President Nichinobu Fujinami

(6) Paid-in Capital: ¥1 billion

(7) Employees: 61 (as of March 31, 2005)

(8) Ownership: 100% of shares owned by Odakyu Electric Railway Co., Ltd.

(9) Shares issued: 20,000

(10) Fiscal year end: March 31

(11) Primary offices: Setagaya/Komae Center, Tama/Asao Center, Machida Center

(12) Business results for most recent fiscal year (unit: ¥1 million):

	Year ended as of March 2004	Year ended as of March 2005
Sales	¥3,334	¥3,702
Gross profit on sales	¥1,822	¥1,986
Operating profit	¥214	¥199
Recurring profit	¥162	¥147
Current profit	¥ 71	¥103
Total assets	¥7,329	¥7,443
Capital stock	¥1,275	¥1,379
Dividend per share	¥0	¥0

3. Seller:

(1) Company name: Odakyu Electric Railway Co., Ltd.

(2) Representative: Director and President Yorihiko Osuga

(3) Headquarters: 2-28-12 Yoyogi, Shibuya-ku, Tokyo

(4) Primary business operations: Railways, real estate, etc.

(5) Summary of capital, personnel, business relations with J:COM

Capital:	none
Personnel:	none
Business:	none

4. Details and Date of Transfer

(1) Details: 20,000 shares owned by Odakyu Electric Railway (100% of outstanding shares) will be acquired.

(2) Date: September 30, 2005

5. Shareholder Voting Rights of Company and Percentage Before and After Transfer:

	(Before)	(After)
(1) Voting rights held by J:COM:	0	20,000
(Shares held by J:COM):	0	20,000
(2) Total number of voting rights:	0	20,000
(Shares outstanding):	0	20,000
(3) Percentage of total voting rights:	0%	100%
(Percentage of shares outstanding):	0%	100%

6. Schedule:

September 20, 2005: Resolution to be passed at board meeting

September 30, 2005: Shares to be transferred (scheduled)

7. Effect on Business Results:

There will not be a significant impact on J:COM's business results for this period.

J:COM

Jupiter Telecommunications Co., Ltd.
(Code No. 4817 JASDAQ)

September 16, 2005
FOR IMMEDIATE RELEASE

J:COM TV DIGITAL BEGINS OFFERING INTERACTV TRIAL IN KANSAI

New Service Provides Users With Useful Information and Local Facts Accessible Exclusively Through Their Television Sets

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, together with @NetHome Co., Ltd.,* will begin offering InteracTV, a subscriber service that provides access to exclusive content on customers' TV screens. The InteracTV service will begin on October 3, offered on a trial basis to J:COM TV Digital customers throughout all of J:COM's service areas in the Kansai region. InteracTV enables viewers to access helpful information regarding daily life such as news, weather reports, recipes, hospital information, maps, and administrative/local information by using their remote control devices. InteracTV will complement existing J:COM TV Digital services including multi-channel broadcasts and J:COM-On-Demand, a service which enables subscribers to watch desired programming at any time.

All ten J:COM systems in the Kansai area will offer the InteracTV trial service. J:COM TV Digital subscribers will be able to use InteracTV without additional equipment, applications or fees.

@NetHome will incorporate the know-how it has gained through its personal computer subscriber content service to produce and operate the above content business nationwide.

**@NetHome is an Internet operations company, a wholly owned subsidiary of Jupiter Telecommunications.*

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Major content available through InteracTV:

Content Title	Description
News Roundup	Text transmissions of more than 100 real-time news stories daily
Weather Forecast	Weather information ranging from viewers' locales to nationwide, and including holiday destinations and key public transport locations
Cinema: Coming Soon	Introduction of new and currently playing films, theaters and scheduling information
Games	Enjoy the popular games Reversi and SiChuan on the TV screen
Today's Recipes	Useful recipes renewed daily and a handy recipe search function
Web Doctor	Website featuring extensive information on 130,000 hospitals, clinics and other medical/healthcare-related establishments nationwide
Mapion Map Search	Map search service covering all of Japan
Traffic Information	Round-the-clock information on expressways and major roads, updated every five minutes
TV Encyclopedia	Digital edition of the Mypedia encyclopedia, featuring approximately 65,000 entries
Kansai Area Navigator	Kansai area information on topics: "Lifestyle/Administrative," "Events," "Going Out," "Gourmet" and "Facilities"
Administrative Information	Includes information on Kansai area waste disposal rules and collection schedules, community bus schedules and routes, libraries, sports facilities, and contact information for medical care on holidays and late hours.
J:COM Info	Information including J:COM services, events, program recommends and J:COM-On-Demand programs

J:COM

Jupiter Telecommunications Co., Ltd.
(Code No. 4817 JASDAQ)

September 21, 2005
FOR IMMEDIATE RELEASE

J:COM-ON-DEMAND TO BOOST CONTENT OFFERINGS WITH JAPAN'S FIRST NEWS-ON-DEMAND

- Nikkei CNBC stock market reports to be distributed as a trial service-

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, will begin offering News-On-Demand on a trial basis at no cost to the customer beginning on October 3 as part of its J:COM-On–Demand* video on demand service. The Nikkei CNBC (Nikkei CNBC Japan, Inc.) program "Tokyo Update," currently broadcast over CS Digital channels providing daily closing stock market reports, will be made available in both the Kanto and Sapporo areas on a trial basis to initiate this program. For the first time in Japan, J:COM is automatically capturing on its servers live news broadcasts so that they can subsequently be provided as video on demand. The reports will each be made available for 24 hours, beginning at 4:00 p.m., just 45 minutes after completion of the live broadcast.

* program that enables subscribers to watch desired programs at any time

J:COM's on demand offering of the programming will enable investors who missed the live CS Digital broadcasts to watch them when they please, obtaining information on the changes in the share price of individual stocks, which they may take into consideration when investing.

Also, beginning at noon on October 14, 2005, the "Money Club Special" edition of the popular Nikkei CNBC Express program "Money Club," featured every Tuesday night, will be made available on Free-On-Demand. This program features celebrity Eriko Sato with the "*Koko Dake no Hanashi*" segment, providing information ranging from useful money-related advice to personal talk, as well as discussions with financial analyst Hajime Yamazaki.

In addition to the new content, beginning in late October, the NHK program "*Utsukushiki Nihon Hyaku no Fukei*," which has been provided in standard-definition, will be distributed in high-definition TV format. As a result, J:COM-On-Demand will the first VOD platform to provide HD programming in Japan.

Since September, J:COM-On-Demand has been offering content from Paramount Pictures. Currently, the film "Collateral" is available for viewing

J:COM-On-Demand
J:COM TV Digital services are available to 426,000 households (as of June 2005), making it the largest VOD platform in Japan.

Three types of J:COM On Demand services are available:

1. Premium-On-Demand (New productions, famous films, popular TV dramas at ¥105 to ¥420 each)
2. Monthly On Demand (Movies, karaoke, animation etc. at a monthly rate of ¥840, tax included)
3. Free On Demand (Local information, recipes, fishing programs etc., provided free of charge)

Characteristics of J:COM On Demand

1. Viewers can watch the programs they like when they want to watch them (on-demand service).
2. Fast-forwarding, rewinding, and pause capability (trick play).
3. Programs can be viewed as many times as a subscriber likes within a preset time period (resume function).

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or

achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.